# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Golden Ocean Group Limited, CIK 0001029145
CUSIP: G39637205
Title of class of securities: Common Shares, par value $0.05 per share
Address of issuer's principal executive offices: Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 08/20/2025
Filed by CIK 0001604481
Persons authorized to receive notices and communications: Ludovic Saverys, CMB.TECH NV, De Gerlachekaai 20, Antwerp, Belgium (C9), 2000, 32-3-247-59-11; Keith J. Billotti, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- CMB.TECH Bermuda Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CMB.TECH NV (CIK 0001604481): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Compagnie Maritime Belge NV (CIK 0001910283): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Saverco NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Alexander Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ludovic Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.05 per share
Name of issuer: Golden Ocean Group Limited
Address of issuer's principal executive offices: Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 08
Comment:
This Amendment No. 5 ("Amendment No. 5") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 11, 2025, as amended by Amendment No. 1 filed with the SEC on March 27, 2025, Amendment No. 2 filed with the SEC on April 3, 2025, Amendment No. 3 filed with the SEC on April 24, 2025 and Amendment No. 4 filed with the SEC on May 30, 2025 (the "Schedule 13D") by (i) CMB.TECH Bermuda Ltd. ("CMBT Subsidiary"), (ii) CMB.TECH NV ("CMBT"), (iii) Compagnie Maritime Belge NV ("CMB"), (iv) Saverco NV ("Saverco"), (v) Alexander Saverys, (vi) Ludovic Saverys, and (vii) Michael Saverys (the foregoing corporations and individuals are collectively referred to herein as the "Reporting Persons") with respect to the common shares, par value $0.05 per share (the "Shares") of Golden Ocean Group Limited (the "Issuer"). This Amendment No. 5 is being filed solely to disclose the closing of the merger between CMBT, CMBT Subsidiary and the Issuer. This Amendment No. 5 constitutes an exit filing of the Reporting Persons.

Defined terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

On August 20, 2025, CMBT, CMBT Subsidiary and the Issuer consummated the Merger, whereby the Issuer merged with and into CMBT Subsidiary, with CMBT Subsidiary as the surviving company. As consideration, each issued and outstanding Share of the Issuer (other than those Shares owned by CMBT, CMBT Subsidiary, the Issuer or their respective subsidiaries) was exchanged for 0.95 ordinary shares, no par value, of CMBT. CMBT issued an aggregate of 95,952,934 ordinary shares to former Issuer shareholders other than CMBT. As a result of the Merger, all Shares of the Issuer were cancelled and delisted from the Nasdaq Stock Market and Oslo Stock Exchange effective as of August 20, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(e) of the Schedule 13D are hereby amended and restated as follows:

As of the date of this filing the Reporting Persons may be deemed the beneficial owners of 0 Shares, representing 0% of the Issuer's issued and outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Persons may be deemed to have the shared power to vote and dispose of 0 Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there were no transactions in the Shares effected by the Reporting Persons during the past 60 days and not previously reported.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 20, 2025, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Signatures
- CMB.TECH Bermuda Ltd.: /s/ Ludovic Saverys, Ludovic Saverys, Director (08/20/2025)
- CMB.TECH NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (08/20/2025)
- Compagnie Maritime Belge NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (08/20/2025)
- Saverco NV: /s/ Ludovic Saverys, Ludovic Saverys, Director (08/20/2025)
- Alexander Saverys: /s/ Alexander Saverys, Alexander Saverys (08/20/2025)
- Ludovic Saverys: /s/ Ludovic Saverys, Ludovic Saverys (08/20/2025)
- Michael Saverys: /s/ Michael Saverys, Michael Saverys (08/20/2025)